SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                 RYANAIR TRAFFIC UP OVER 50% FOR EASTER ESCAPE!
                 OVER 600,000 TRAVEL IN EASTER EGG-STRAVAGANZA!

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 8th April 2004) announced record breaking passenger numbers over the 2004 Easter Holiday Weekend. During the traditional Easter holidays Ryanair will carry over 600,000 passengers, up an egg-credible 51% on the same period last year.

Speaking this afternoon, Ryanair's Head of Communications, Paul Fitzsimmons said:

     "People don't need egg-ed on this year for their Easter get-away.
      Thousands of passengers are choosing Ryanair's low fares and unbeatable customer service to bunny-hop their way across Europe.

     "This year we continue to set new records in passenger numbers, and this Easter is no eggception. Consumers are voting with their feet and grabbing an egg-stra special Easter break thanks to Ryanair's low fares!"


Ends.                          Thursday, 8th April 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 April, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director